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[Janus Letterhead]



December 28, 2007

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0505

Re:      JANUS ADVISER SERIES (the "Registrant")
         1933 Act File No. 333-33978
         1940 Act File No. 811-09885
         Post-Effective Amendment No. 41

Dear Mr. Greene:

On behalf of the Registrant and its funds (each, a "Fund" and collectively, the "Funds"), this letter is to respond to your comments made by telephone on November 14, 2007 with respect to the Registrant's Post-Effective Amendment No. 41 filed pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") on September 14, 2007. The Staff of the Securities and Exchange Commission's (the "Staff") comments and the Registrant's responses to Staff comments are as follows:

1. COMMENT: The Staff requests that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant's other Prospectuses and Statements of Additional Information ("SAIs").

         RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

Growth & Core Funds ~ Class A Shares and Class C Shares Prospectus

2. COMMENT: The Staff requested confirmation that in cases where funds' names describe security capitalization (i.e. "Large Cap"), the Registrant provides disclosure of capitalization ranges.

         RESPONSE: The Registrant confirms that in cases where fund names describe security capitalization, the Registrant provides disclosure of capitalization ranges.

3. COMMENT: With respect to the "Securities Lending Risk" reflected in the Prospectus, the Staff asked whether or not the securities lending agent was affiliated with the Registrant and is a part of a lending program. If the lending agent is affiliated, the Staff asks that the Registrant include additional information about the affiliation and fees paid to the agent. In addition the Staff asked what would cause a "leveraging effect" for a fund engaging in securities lending.

         RESPONSE: The Registrant confirmed that the Registrant participates in a securities lending program but with an unaffiliated lending agent. A leveraging effect may occur during securities lending because of the lending Fund's ability to use proceeds and collateral to purchase other securities.



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4.       COMMENT: With respect to Janus Adviser Growth and Income Fund, what does disclosure concerning "other securities with equity characteristics (including the use of swaps)" mean?

         RESPONSE: As discussed, the disclosure, which lists equity securities in which the Fund may invest, also includes the concept that other securities may be identified which have equity characteristics. These securities may include swaps, which provide exposure to the equity market.

5. COMMENT: With respect to Janus Adviser Growth and Income Fund, the Staff asked if the Fund had a large, single country emerging markets investment and, if so, indicated that the percentage of any country concentration should be disclosed in the prospectus.

         RESPONSE: In response to prior Staff comment regarding emerging markets disclosure, the Registrant has included the specific percentage of emerging markets allocation as of a Fund's fiscal year end, as applicable. The Registrant believes that specific country allocation is more appropriate in shareholder reports and Form N-Q. As previously discussed with and agreed to by the Staff, disclosure was previously added directing investors to shareholder reports and Form N-Q for a summary of investments by country.

6. COMMENT: The Staff suggests that the footnotes to the Fees and Expenses table follow the expense examples.

         RESPONSE: The Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication which the Registrant believes is consistent with its current disclosure.

7. COMMENT: The Staff stated that the performance fee structure is more properly characterized as a fixed-rate that is adjusted rather than a "rate that adjusts up or down."

         RESPONSE: The disclosure, which was also contained in the proxies provided to shareholders, does in fact indicate that the fee is calculated by applying a fixed-rate advisory fee plus or minus a performance fee adjustment.

8. COMMENT: With respect to the footnote to the "Fees and Expenses" table pertaining to contractual expense waivers, the Staff questioned what type of dividends are contemplated in the exclusions.

         RESPONSE: As discussed during our call, the reference pertains to dividends on short sales.

9. COMMENT: The Staff commented that if the Funds' disclosure stating "Within the parameters of its specific investment policies, each Fund may invest in foreign securities..." allows the Funds to invest in emerging markets, the Registrant should add emerging markets to the discussion.

         RESPONSE: As discussed during our call, the corresponding emerging markets discussion is on the page following the foreign securities discussion.


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Alternative Funds ~ Class A Shares and Class C Shares Prospectus

10. COMMENT: With respect to Janus Adviser Long/Short Fund, the Staff asked whether, under section titled "Performance Information," the statement "Performance information for certain periods is included in the Fund's first annual and/or semiannual report" was true.

         RESPONSE: The Registrant confirms that performance information for the period following the Fund's effective date (August 1, 2006) is reflected in the Fund's annual and semiannual reports.

11. COMMENT: With respect to Janus Adviser Global Real Estate Fund, the Staff notes that in the cases of funds with global, international, foreign, or worldwide in their names, such funds should each invest in securities of at least ten countries and have invested at least 40% of its assets in securities of foreign countries, excluding the U.S.

         RESPONSE: Consistent with investment policies and restrictions of the Fund, the Registrant has previously added or revised disclosure as appropriate to reflect that such funds invest in several countries. The Registrant believes its investment policies are consistent with formal SEC guidance.

12. COMMENT: With respect to Janus Adviser Global Real Estate Fund, the Staff noted that having "Real Estate" in the Fund's name makes the Fund subject to the Fund Names Rule.

         RESPONSE: The Registrant confirms that the Fund's investment strategy is consistent with the adopting release for Rule 35d-1.

13. COMMENT: As it applies to the Fund Names Rule, the Staff asked the Registrant to explain how the Fund defines real estate.

         RESPONSE: In its disclosure, the Registrant indicates that the Fund invests at least 80% of its net assets in equity and debt securities of "real estate-related companies." Real estate-related companies include
         (1) companies that are typically classified as being in the real estate industry and (2) companies that are in real estate-related industries. Real estate-related industries include companies that generally (i) derive at least 50% of their revenue from ownership, construction, extraction financing, management, operation, sales or development of real estate, or from businesses which have a clear relationship to these activities; (ii) have at least 50% of their assets in real estate; or (iii) have more than 50% of their net asset value accounted for by real estate.

14. COMMENT: With respect to Janus Adviser Global Real Estate Fund, the Staff asked whether or not there is specific disclosure related to the risks associated with subprime mortgage investments and the current real estate market.

         RESPONSE: The Registrant has included additional risk disclosure associated with investments in mortgage-backed securities comprised of subprime mortgages and general market deterioration.

15. COMMENT: The Staff stated its view that Rule 13a-1 under the Investment Company Act of 1940 is intended to apply to non-diversified funds which temporarily become diversified, not non-diversified funds which normally operate as diversified funds. The disclosure should accurately reflect Janus Adviser Global Real Estate Fund's subclassification.

         RESPONSE: Item 2 of Form N-1A indicates that a Fund classified as non-diversified include disclosure that it "may" invest a larger portion of its assets in fewer issuers. The Registrant believes its disclosure is consistent with Form N-1A.



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16.      COMMENT: The Staff suggests that the footnotes to the "Fees and
         Expenses" table follow the expense examples.

         RESPONSE: The Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication which the Registrant believes is consistent with its current disclosure.

17. COMMENT: With respect to Janus Adviser Long/Short Fund, the Staff indicated that it may request, in future reviews, additional disclosure regarding expense recoupment by Janus Capital permitted pursuant to an expense limitation agreement between the Registrant and Janus Capital.

         RESPONSE: The Registrant confirms that the Fund has the ability to recoup certain expenses as described in the Fund's expense limitation agreement. As previously discussed, the contractual expense waivers apply if total operating expenses (excluding certain expenses) exceed a certain limit, and recoupment is only possible if the expense ratio falls below the expense limit, and only for a period of three years subsequent to the Fund's commencement of operations.

18. COMMENT: The Staff noted that the term "junk bonds" should be added in association with the term "non-investment grade bonds."

         RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

19. COMMENT: The Staff commented that it is necessary to discuss the risks of unsponsored depositary receipts in association with the Funds' investments in foreign securities.

         RESPONSE: The risks of unsponsored American Depositary Receipts are discussed in the SAI under "Depositary Receipts."

Risk-Managed Funds ~ Class A Shares and Class C Shares Prospectus

20. COMMENT: With respect to Janus Adviser INTECH Risk-Managed International Fund, the Staff notes that in the cases of funds with global, international, foreign, or worldwide in their names, such funds should each invest in securities of at least ten countries and have invested at least 40% of its assets in securities of foreign countries, excluding the U.S.

         RESPONSE: Consistent with investment policies and restrictions of the Fund, the Registrant has previously added or revised disclosure as appropriate to reflect that such funds invest in several countries. The Registrant believes its investment policies are consistent with formal SEC guidance.

21. COMMENT: The Staff suggests that the footnotes to the "Fees and Expenses" table follow the expense examples.

         RESPONSE: The Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication which the Registrant believes is consistent with its current disclosure.



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22.      COMMENT: With respect to Janus Adviser INTECH Risk-Managed Value Fund and Janus Adviser INTECH Risk-Managed International Fund, the Staff indicated that it may request, in future reviews, additional disclosure regarding expense recoupment by Janus Capital permitted pursuant to an expense limitation agreement between the Registrant and Janus Capital.

         RESPONSE: The Registrant confirms that each Fund has the ability to recoup certain expenses as described in the Fund's expense limitation agreement. As previously discussed, the contractual expense waivers apply if total operating expenses (excluding certain expenses) exceed a certain limit, and recoupment is only possible if the expense ratio falls below the expense limit, and only for a period of three years subsequent to each Fund's commencement of operations.

23. COMMENT: Clarify the sentence under "Special Situations" that states "INTECH's mathematical investment process may select companies that are deemed by the market to be a special situation only to the extent they are included in the Funds' respective benchmark index."

         RESPONSE: INTECH will only invest in special situation companies (i.e., companies with significant business problems) if they are a part of the Funds' benchmark index.

International & Global Funds ~ Class A Shares and Class C Shares Prospectus

24. COMMENT: With respect to each Fund, the Staff notes that in the cases of funds with global, international, foreign, or worldwide in their names, such funds should each invest in securities of at least ten countries and have invested at least 40% of its assets in securities of foreign countries, excluding the U.S.

         RESPONSE: Consistent with investment policies and restrictions of the Funds, the Registrant has previously added or revised disclosure as appropriate to reflect that such funds invest in several countries. The Registrant believes its investment policies are consistent with formal SEC guidance.

25. COMMENT: With respect to Janus Adviser International Equity Fund and the disclosure stating "The Fund may invest in emerging markets, but will normally limit such investments to 15% of its net assets...," the Staff asked whether or not the investments could be illiquid, and if so, the Fund would need to take appropriate steps.

         RESPONSE: As discussed during the call, the Registrant confirms that should a security become illiquid and exceed the 15% guideline limit, it will take steps deemed appropriate by it or Janus Capital. The Registrant notes that the emerging market disclosure is not related to the 15% illiquid guideline.

26. COMMENT: With respect to Janus Adviser Global Research Fund, the Staff noted that if the Fund had a large, single country emerging markets investment, the Staff would expect disclosure noting the percentage of any specific country concentration.

         RESPONSE: In response to prior Staff comment regarding emerging markets disclosure, the Registrant includes, as applicable, the specific percentage of emerging markets allocation as of a Fund's fiscal year end. The Registrant believes that specific country allocation is more appropriate in shareholder reports and Form N-Q. Disclosure was previously added directing investors to shareholder reports and Form N-Q for a summary of investments by country.



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27.      COMMENT: With respect to Janus Adviser Global Research Fund, the Staff asked whether there are limits to holding cash as it pertains to the statement "However, if the Research Team does not have high conviction in enough investment opportunities, the Fund's uninvested assets may be held in cash or similar instruments."

         RESPONSE: The Registrant updated the statement to include "under unusual circumstances." Under normal circumstances, the Fund intends to invest in accordance with its investment objective and strategy.

28. COMMENT: With respect to Janus Adviser Global Research Fund, the Staff stated that the related performance disclosure should be clear that the performance reflected is that of a composite rather than the Fund.

         RESPONSE: As discussed during our call, the disclosure states "The performance shows the historical track record of the investment personnel and should not be relied upon as an indication of the future performance of the Fund."

Statement of Additional Information

29. COMMENT: The Staff stated its view that Rule 13a-1 under the Investment Company Act of 1940 is intended to apply to non-diversified funds which temporarily become diversified, not non-diversified funds which normally operate as diversified funds. Disclosure should accurately reflect Janus Adviser Global Real Estate Fund's subclassification.

         RESPONSE: Item 2 of Form N-1A indicates that a Fund classified as non-diversified include disclosure that it "may" invest a larger portion of its assets in fewer issuers. The Registrant believes its disclosure is consistent with Form N-1A. As such, the SAI indicates the Fund's classification as non-diversified.

30. COMMENT: With respect to Janus Adviser Global Real Estate Fund, the Staff indicated that disclosure regarding industry concentration in the SAI was inconsistent with disclosure in the prospectus pertaining to the Fund's investment strategy.

         RESPONSE: The SAI sets forth the fundamental policy that the Fund may invest 25% or more in real estate or real estate-related industries as a concentration policy under the 1940 Act, which is in addition to and separate from the Fund's 80% investment strategy as it relates to the Fund Names Rule.

31. COMMENT: With respect to the "Foreign Securities" disclosure and the reference to depositary receipts, the Staff commented that it is necessary to discuss the risks of unsponsored depositary receipts in association with the Funds' investments in foreign securities.

         RESPONSE: As discussed during our call, the risks of unsponsored American Depositary Receipts are discussed under "Depositary Receipts" found on the following page of the SAI.

32. COMMENT: With respect to disclosure related to options on foreign currencies, forward contracts, and foreign instruments, the Staff asked about underlying instruments to the derivatives.

         RESPONSE: The SAI includes a detailed discussion regarding each type of derivative.


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33.      COMMENT: The Staff noted that disclosure regarding the structure and method of portfolio manager compensation requires identification of any benchmark by which performance is measured.

         RESPONSE: The Registrant confirms that benchmarks for measuring portfolio manager compensation are identified in the SAI.

34. COMMENT: At the end of the "Net Asset Value Determination" section, the Staff requested an explanation as to how prompt the Registrant reprocesses NAV errors.

         RESPONSE: As discussed during our call, the timing of reprocessing is dependent upon when an NAV error is detected. If the Registrant determines reprocessing is needed, the Registrant reprocesses as soon as possible after becoming aware of the NAV error.

35. COMMENT: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

         RESPONSE: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4562. Thank you for your assistance in this matter.

Regards,

/s/ Rodney A. DeWalt

Rodney A. DeWalt
Associate Counsel

cc: Stephanie Grauerholz-Lofton, Esq.
    Cindy Antonson
    Donna Brungardt